P.E. 2/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2002.

MICROMEM TECHNOLOGIES INC.

777 Bay Street, Suite 1910, Toronto, On M5G 2E4

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ________ Form 40-F ___x_____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___x_____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEM TECHNOLOGIES INC.

Date: February 7, 2002

By ______________________
Name: Manoj Pundit
Title: Executive Vice-President/General Counsel

MICROMEM TECHNOLOGIES INC.

777 Bay Street, Suite 1910, Toronto, Ontario, Canada M5G-2E4
Tel: (416) 364-6513 Fax: (416) 360-4034

James Stephenson

Listing: OTC-Bulletin Board – Symbol: "MMTIF"
Shares issued: 45,935,348 (as of February 6, 2002)
SEC File No: 0-26005

Toronto, Ontario: February 6, 2002 – Dr. Dale Hensley, Micromem's Chief Operating Officer, announces that James Stephenson has found it necessary to resign his position as Director of Research due to family health concerns that require him to return to his home in Utah. Mr. Stephenson has greatly contributed to the development of Micromem's technology. Prior to his resignation, which became effective on February 4th, James had worked with Dr. Hensley and the senior researchers at the Lee's Summit, Missouri, facility to insure that every aspect of the technology development could continue in his absence.

Information

For shareholder information, please contact Mr. Rick Molinari at tel. 1-877-388-8930. For information about Micromem please visit our web-site at: www.micromeminc.com.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties which may cause the Company's actual results in future periods to differ materially from those expressed. These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of the Company's customers, competition and other factors discussed from time to time in the Company's filings with the Securities & Exchange Commission.

No securities regulatory authority has approved or disapproved of this news release.

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